Contact

www.linkedin.com/in/renee-farmer-37722b1 (LinkedIn)
oberonsecurities.com/ (Company)

Top Skills

Business Case Preparation
Field Service
Financial Metrics

Certifications

Series 66
Series 7
Series 79
Series 3

Renee Farmer

Senior Strategy and Operations Executive
Ridgefield, Connecticut, United States

Summary

I am proud to serve as a strategic leader and change agent for innovative and customer focused organizations with a "roll up their sleeves" culture and a mission of people, purpose and planet first!

As a Senior Strategic and Operations Executive, I have built a 20-year career defined by seeking out opportunities where I can lead the transformation of strategic initiatives into compelling brands and products. My ability to partner with stakeholders, communicate and influence across all levels of the organization and apply business insights have led to my results-driven successes. My curiosity and passion for problem-solving drives my strategic thinking and analytical nature.

My strengths include strategic leadership and execution, change management, brand and product management, analytics and communication. I thrive in fast paced, creative and collaborative environments rooted in the values of people, purpose and planet first. I am equally passionate about my community and my global footprint and have volunteered throughout my career in the communities in which I work.

Experience

Evocate Growth Solutions

7 years 5 months

Head of Strategy

October 2015 - Present (7 years 5 months)

Connecticut, United States

Strategic leader and critical thinker helping companies innovate, develop and deploy strategic initiatives, create roadmaps to drive organizational excellence, launch compelling products and services, and build strategic marketing, communication and sales plans.

Senior Advisor Asset Management and Operations - Forum Partners

January 2022 - Present (1 year 2 months)
Connecticut, United States

Strategic leader focused on providing business insights, thought leadership, operational excellence and brand strategy for global real estate investment management firm.

Senior Strategy and Operations Executive - KD New York
November 2021 - Present (1 year 4 months)
New York, United States

Operations Executive leading strategic marketing, communication, operations and business development plans for B2B and Direct-To-Consumer 40 Year Legacy Fashion Brand.

Interim CEO - FacilityONE Technologies
January 2016 - February 2020 (4 years 2 months)
Louisville, Kentucky, United States

Led B2B SaaS company through restructuring including full rebranding and innovative product re-launch, strategic marketing and communications campaign development, and sales expansion into new markets and sectors.

Oberon Securities, LLC
Managing Director
January 2016 - Present (7 years 2 months)
New York, New York, United States

Director providing strategic leadership, fundraising, and product management support to early-stage companies.

FacilityONE
Managing Shareholder
November 2016 - Present (6 years 4 months)
Louisville, Kentucky

Goldman Sachs
Vice President
June 2010 - September 2015 (5 years 4 months)

Led private wealth management team for high performing South Florida office catering to high-net-worth families and entrepreneurs.

Westfield
Senior General Manager
June 2003 - January 2010 (6 years 8 months)

Change management leader at top-tier Shopping Center REIT responsible for the design and execution of B2C strategy plans, Go-To-Market strategies for retail partners, due diligence and analysis on M&A, redesign and enhancement plans, financial and operations management and brand strategy and management.

Federared Department Stores
Ready to Wear Manager
May 2002 - June 2003 (1 year 2 months)

Led B2C Ready-to-Wear department and all charity fundraising initiatives.

Forever 21
Merchandise Specialist
May 2001 - May 2002 (1 year 1 month)
Tampa, Florida, United States

Education

Georgetown University McDonough School of Business
IEMBA, Executive MBA · (2008 - 2010)

University of South Florida
Bachelor of Arts (B.A.) · (1997 - 2001)

Parsons School of Design - Paris
Fashion Design · (2001 - 2001)